

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

March 23, 2017

Mark C. Jensen
Chief Executive Officer
American Resources Corporation (f/k/a NGFC Equities, Inc.)
8856 South St.
Fishers, Indiana 46038

Re: American Resources Corporation (f/k/a NGFC Equities, Inc.)
Form 10-K for Fiscal Year Ended September 30, 2016
Filed January 13, 2017
Form 8-K
Filed February 21, 2017
File No. 000-55456

Dear Mr. Jensen:

We have limited our review of your filings to the financial statements and related disclosures and have the following comment. In the comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 8-K filed February 7, 2017

Item 9.01 Financial Statements and Exhibits

1. Tell us your consideration of whether or not historical financial statements of Quest Energy, Inc. and related pro forma information for the reverse merger recapitalization are required to be filed pursuant to Item 9.01 and Instruction 4 of Item 2.01 of Form 8-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Joseph M. Kempf, Senior Staff Accountant at (202) 551-3352 or Dean Suehiro, Senior Staff Accountant at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Robert S. Littlepage, for

Carlos Pacho
Senior Assistant Chief Accountant
AD Office 11 – Telecommunications

Cc: Kirk P. Taylor, Chief Financial Officer